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                             October 6, 2021

       Jack Kong
       Chairman
       Nano Labs Ltd
       30th Floor Dikaiyinzuo
       No. 29, East Jiefang Road
       Hangzhou, Zhejiang
       People's Republic of China

                                                        Re: Nano Labs Ltd
                                                            Confidential Draft
Registration Statement on Form F-1
                                                            Submitted September
9, 2021
                                                            File No. 377-05474

       Dear Mr. Kong:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Nano Labs Ltd, F-1

       Prospectus Cover Page, page i

   1.                                                   Provide prominent
disclosure about legal and operational risks associated with being based in or having the
majority of the company's operations in China. Your disclosure should make clear
whether these risks could result in a material change in your operations and/or the value of
your ADSs, or could significantly limit or completely hinder your ability to offer or
continue to offer securities to investors and cause the value of such securities to
significantly decline or be worthless. Your disclosure should address how recent statements and
regulatory actions by China's government, such as those related to
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         data security or anti-monopoly concerns, has or may impact the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
2. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors.
         Disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge, if true, that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ADSs, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
3. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of a subsidiary. Disclose clearly the entity (including the domicile)
         in which investors are purchasing their interest.
Prospectus Summary, page 1

4. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

5. Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC, or any
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         other entity that is required to approve of operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
6. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly, quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your business, including subsidiaries, to the parent company and U.S.
         investors, as well as the ability to settle amounts owed under agreements.
7. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.


8. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.
Risk Factors, page 14

9. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure (page 39-40) to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that you have been issued by the CAC to date.
10. Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating tan intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such
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         securities to significantly decline or be worthless.
ADS Holders may not be entitled to a jury trial, page 57

11. In this risk factor, you say that ADS holders waive the right to a jury trial, including with respect to claims under the federal securities laws. Your disclosure on page 59 indicates and ADS holders and the depositary may elect to have any claim settled by arbitration.
         Similarly, your disclosure on page 154 indicates that any lawsuit must be brought in state or federal court in New York. Please reconcile.
12. Regarding the waiver of jury trial, arbitration and choice of forum in state or federal court in New York, please revise to state clearly whether each provision applies to claims arising under the federal securities laws. In that regard, we note that Section 27 of the
         Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
         Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Use of Proceeds, page 63

13. Please revise to describe in more detail the intended use of proceeds referenced in the second bullet. For example, do you intend to transition from the fabless business model described in this submission? Are the amount of proceeds you intend to devote to this purpose or will you require additional capital?
Board of Directors, page 124

14. Please revise to state clearly the home country practices on which you intend to rely. In this regard, we note the disclosure on page 53 that you intend to rely on "some" of those exemptions. Also, we note the disclosure on the prospectus cover page that you will be a
         "controlled company" following this offering. If so, please revise to describe the exemptions from corporate governance on which you will be entitled to rely and the related risks to investors.
Transactions with Certain Related Parties, page 128

15. Please revise to clarify the purpose of the borrowings from your affiliates. Please also update the disclosure in this section to be as of the most recent practicable date.
 Jack Kong
Nano Labs Ltd
October 6, 2021
Page 5
General

16. Provide more information on the certifications mentioned on Page 21, and specifically, whether you paid for the control certifications, or if they were acquired via independent third party inspection.
17. We note the disclosure that you are a foreign private issuer offering voting securities in the United States. Please tell us how you will determine whether more than 50 percent of its outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition.
       You may contact Effie Simpson at 202-551-3346 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact
Erin Donahue at 202-551-6001 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameJack Kong
                                                            Division of
Corporation Finance
Comapany NameNano Labs Ltd
                                                            Office of
Manufacturing
October 6, 2021 Page 5
cc:       Dan Ouyang
FirstName LastName